unaxis

making IT possible

82-34643

02 MAY 14 AM 10: [illegible]

**Rule 12g3-2(b) File N~~o. 82-5190~~**

02034040

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date May 8, 2002
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL P

Jasmin Lioliou
Corporate Communications

Enclosure

**Media release May 7, 2002 – Unaxis Holding AG 29th Ordinary Shareholders' Meeting**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

making IT possible

# Media release

## Unaxis Holding AG 29th Ordinary Shareholders' Meeting of May 7, 2002

***Lucerne, May 7, 2002* – The Unaxis Holding AG Shareholders' Meeting held today approved all the motions submitted by the Board of Directors.**

The 525 shareholders present at the meeting voted in favor of all the motions tabled by the Board of Directors, including approval of the 2001 Company Report and a proposed dividend of CHF 2.– per registered share with CHF 20.– par value. The Board of Directors was discharged and its members approved in their present posts. Directors Dr. Pius Baschera, Dr. Willy Kissling and Peter Küpfer were likewise re-elected for a further 3-year term of office.

Also approved were amended company by-laws, the company's change of domicile to Pfäffikon/SZ, renewal of authorized capital, a conditional capital increase for convertible and warrant bonds, and regulations governing the number of directors, their citizenship and term of office. Ernst & Young AG were likewise re-elected as company and corporate auditors.

**Outlook**

Despite initial positive signs in order intake by the Information Technology segment, Unaxis stands by the prognosis communicated in March 2002, namely that consolidated sales in 2002 will be lower on a comparable basis than in the previous year. Given that the apparent recovery in production systems for the IT industry will only begin to affect sales in 2003, an operating result below the previous year's figure is to be expected for 2002.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon / SZ
Telephone +41 (0)58 360 96 96
Fax +41 (0)58 360 98 04
www.unaxis.com

Measures introduced in 2001 to reduce costs and improve flexibility in response to volume swings remain firmly in force. Investment in product innovation and market development is likewise moving resolutely ahead. Unaxis will thus participate at the leading edge of the expected upturn in IT markets.

**Unaxis**

Unaxis is a globally active leading provider of production systems, components and services for selected growth markets. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-screen displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering).

For further information please contact:

Unaxis Management AG
**Corporate Communications**
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 363 72 60
E-mail: investor.relations@unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.